

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via E-mail
Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

> **Re: World Fuel Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-09533**

Dear Mr. Birns:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Business, page 1

1.   We note you disclose that your customers include military fleets in your aviation segment and U.S. and foreign governments in all three segments. Please clarify whether you define the U.S. government as one customer collectively. In that regard, we refer you to your disclosure that no single customer from each segment accounted for more than 10% of total consolidated revenue in each of your segment descriptions.

Our international operations require us to comply with applicable U.S and international laws and regulations, page 11.

2.   You state that "(f)rom time to time, certain of (y)our subsidiaries have had limited business dealings in…Cuba, Iran, Syria and Sudan." You also state on your website that you serve the airports located in Aleppo, Damascus, Deirezzor, and Latakia in Syria. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, distributors, or other direct or indirect arrangements, since your letter to us dated February 26, 2010. Your response should describe any products and services that you have provided or intend to provide into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

3.   You state that you responded to two administrative subpoenas from OFAC requesting information regarding your transactions involving Cuba and Sudan, and that you "identified certain transactions that may have resulted in violations of U.S. sanctions regulations or (y)our OFAC-issued licenses…" Please describe to us any material developments related to, and the current status of, the OFAC matter.

4.   Please discuss for us the quantitative materiality of the contacts with Cuba, Iran, Syria, and Sudan you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. Your response should address the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Management's Discussion and Analysis, page 21

Results of Operations, page 25

5.   We note that you discuss some of the reasons for changes in various line items of your statements of operations although there appear to be instances where the overall change is not sufficiently addressed. When there is more than one reason for a significant change, you should quantify the impact of each reason having a material impact on the overall change in the line item. For example, you indicate that $2.4 billion of the $5.7 billion increase in aviation segment revenue relates to organic and acquired growth but do not quantify the extent to which income was affected by these reasons individually. Please expand your disclosure to quantify and discuss the reasons for material changes to comply with Item 303(a)(3) and Instruction 4 to paragraph 303(a) of Regulation S-K.

Financial Statements

Statements of Income, page 44

6.   We note that you report combined revenues from sales of fuel and sales of related services. Tell us why you have not separately reported revenues and cost of sales for each of these revenue sources, as would ordinarily be necessary to comply with Rules 5-03(b)(1) and (2) of Regulation S-X. For example, you would need to report revenues from fuel sales and cost of fuel sales separately from revenues from services and cost of services if these are material; and you would need to address significant changes in these measures in MD&A. Please also disclose the information about products and services required by FASB ASC 280-10-50-40.

Note 9. Commitments and Contingencies, page 76

7.   We understand from various press reports that Cathay Pacific Airways Ltd. has commenced legal proceedings claiming that you supplied tainted fuel to two of its aircraft on or about April 13, 2010. Tell us the extent to which other customers have made similar claims, indicate your assessment of all such claims, describe your efforts to identify the source of the contamination, and submit your estimate of reasonably possible loss. Please clarify how the absence of disclosure concerning this matter in your filing complies with FASB ASC 450-20-50.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,

Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director